Exhibit 99.3

FSD Pharma Announces Third Quarter 2020 Financial Results and Provides Corporate Update

TORONTO--(BUSINESS WIRE)--November 12, 2020--FSD Pharma Inc. (Nasdaq: HUGE) (CSE: HUGE) (“FSD Pharma” or the “Company”) today announced its financial results for the third quarter ending September 30, 2020 and provided a corporate update. The filing is available on SEDAR.

Financial and corporate highlights include:

  Completion of financings for gross proceeds of $19.5 million USD through two registered direct offerings. As of September 30, 2020, cash & non-cash assets are $56.2 million CAD and short & long term liabilities are $13.6 million CAD.
  Filing an Investigational New Drug Application (“IND”) application with the U.S. Food and Drug Administration (“FDA”) and receiving approval to initiate a Phase 2 clinical trial for the use of our lead compound, ultramicronized-palmitoylethanolamide (or ultramicronized PEA) (“FSD201”), to treat 352 hospitalized COVID-19 patients in a double-blind study. We believe FSD201 to be a safe drug with anti-inflammatory properties which may have the potential to address the over-exuberant inflammatory response characterized by COVID-19 infection that may lead to a cytokine storm and ultimately death. The Company believes it has sufficient cash on hand to complete the study. More information on the clinical trial is available on the U.S. National Library of Medicine Website at: https://clinicaltrials.gov/ct2/show/NCT04619706?term=palmitoylethanolamide&cond=Covid19&draw=2&rank=2. The contents of such website are not incorporated by reference herein.
  Entry into a definitive settlement agreement with respect to the class action litigation commenced by a plaintiff shareholder in the Ontario Superior Court of Justice in February 2019 relating to the build out of the Company’s facility in Cobourg, Ontario. The Company is obligated to pay $5.5 million CAD in settlement; of which, approximately $4.6 million CAD will be funded from insurance proceeds and $0.9 million CAD will be paid from cash on hand by the Company. The settlement agreement is subject to customary conditions.
  Entry into a conditional contract to sell non-core real estate asset in Cobourg, Ontario which is expected to close before year end 2020 and is subject to customary conditions.

Three and Nine Months’ Financial Results (All Figures in C$)

For the three and nine months ended September 30, 2020, total operating expenses were $17,486,928 and $32,791,748, respectively, compared to $11,119,296 and $21,474,025 for the comparative periods in the prior year. This represents an increase of $6,367,632 or 57% for the three months ended September 30, 2020 and an increase of $11,317,723 or 53% for the nine months ended September 30, 2020, compared to the equivalent periods in the prior year. The increase for the three and nine months ended September 30, 2020 compared to the three and nine months ended September 30, 2019 is primarily related to pharmaceutical R&D expense of the Phase 1 safety & tolerability study of FSD201, ongoing Phase 2 clinical study of FSD201 to evaluate treatment of hospitalized COVID-19 patients, higher stock based compensation, higher professional fees, and insurance expense as a result of the Nasdaq listing in January 2020.

For the three and nine months ended September 30, 2020, net loss was $18,034,382 and $36,450,247, respectively, compared to $16,962,007 and $34,949,559 for the three and nine months ended September 30, 2019. This represents an increase of $1,072,375 or 6% for the three months ended September 30, 2020 and an increase of $1,500,688 or 4% for the nine months ended September 30, 2020, compared to the equivalent periods in the prior year. The net loss in the three, and, nine month period ending September 30 2020 includes share based compensation of $6,870,177 and one time charge of $928,541 for the class action settlement.

The Company is not making any express or implied claims that its product has the ability to eliminate, cure or contain the COVID-19 (or SARS-2-Coronavirus) at this time.

About FSD Pharma

FSD Pharma Inc. is a publicly-traded holding company.

FSD Pharma BioSciences, Inc., a wholly-owned subsidiary, is a specialty biotech pharmaceutical R&D company focused on developing over time multiple applications of its lead compound, FSD201, by down-regulating the cytokines to effectuate an anti-inflammatory response.

The Company filed an IND with the FDA on August 28, 2020 and was approved on September 25, 2020 to initiate a phase 2 clinical trial for the use of FSD201 to treat COVID-19, the disease caused by the SARS-CoV-2 virus.

Severe COVID-19 is characterized by an over-exuberant inflammatory response that may lead to a cytokine storm and ultimately death. The Company is focused on developing FSD201 for its anti-inflammatory properties to avoid the cytokine storm associated with acute lung injury in hospitalized COVID-19 patients.

Forward-Looking Statements

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this press release.

Certain statements contained in this press release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “Forward-Looking Information”). Forward-Looking Information includes, but is not limited to, information with respect to FSD Pharma's strategy, plans or future financial or operating performance, receipt of any FDA approvals, the completion of any trials regarding the use of FSD201 to treat COVID-19, the safety of FSD201 or whether FSD201 may be effective in treating COVID-19, the costs associated with such planned trials and our belief that we have sufficient cash to complete the Phase 2 study, our ability to obtain required funding and the terms and timing thereof, the ultimate development of any FDA approved synthetic compounds, the expected insurance recovery related to the settlement agreement, the completion of the settlement contemplated in the settlement agreement and the timing and closing of the sale of certain non-core real estate assets. The use of words such as “budget”, “intend”, “anticipate”, “believe”, “expect”, “plan”, “forecast”, “future”, “target”, “project”, “capacity”, “could”, “should”, “focus”, “proposed”, “scheduled”, “outlook”, “potential”, “estimate” and other similar words, and similar expressions and statements relating to matters that are not historical facts, or statements that certain events or conditions “may” or “will” occur, are intended to identify Forward-Looking Information and are based on FSD Pharma’s current beliefs or assumptions as to the outcome and timing of such future events. Such beliefs or assumptions necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such Forward‐Looking Information. Certain of these risks and uncertainties are described in the Company’s continuous disclosure filings available under the Company’s SEDAR profile at www.sedar.com and under the Company’s EDGAR profile at www.sec.gov. Forward‐Looking Information is not a guarantee of performance. The Forward-Looking Information contained in this press release is made as of the date hereof, and FSD Pharma is not obligated to update or revise any Forward- Looking Information, whether as a result of new information, future events or otherwise, except as required by law. Because of the risks, uncertainties and assumptions contained herein, investors should not place undue reliance on Forward Looking-Information. The foregoing statements expressly qualify any Forward-Looking Information contained herein.

Contacts

For further information:

Sandy Huard, Head of Communications, FSD Pharma Inc.
sandy@fsdpharma.com
(647) 864-7969

Donal Carroll, Chief Financial Officer, FSD Pharma Inc.
Dcarroll@fsdpharma.com

Investor Relations
IR@fsdpharma.com